INVEST IN **SMART FIELD CMMS**

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Field Asset Maintenance and Inspections Made Simple



Demo 11/16/20
Calendar
Work Orders
Assets
Submissions
Forms
Users
My Companies
Settings
ASSETS
INSPECTIONS
ASSET LOCATIONS
ASSET TYPES
REPORTS
Show Locations
Map
Satellite
Assets
Locations
Inspections
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Knoch Knolls Nature Center
Shelter #1

smartfieldforms.com Naperville IL

Software | Technology | App | Api | Compliance

LEAD INVESTOR

Bradford Taras COO Surefooted

The Smart Field development team is relentless in their pursuit to improve the productivity of maintenance operations. They have decades of experience providing software for a variety of applications and will know how to adapt to the market needs of their core customers. This software is targeted to revolutionize the maintenance operations of a variety of industries by focusing on what functions provide the most value and can be implemented immediately.

OVERVIEW UPDATES 1 WHAT PEOPLE SAY 5 ASK A QUESTION

Highlights

1. Highly skilled and experienced team
2. Government Clients
3. Enterprise level software
4. Beats the competition with the cost and features
5. Backed by a large custom software development company

relentless in their pursuit to improve the productivity of maintenance operations. They have decades of experience providing software for a variety of applications and will know how to adapt to the market needs of their core customers. This software is targeted to revolutionize the maintenance operations of a variety of industries by focusing on what functions provide the most value and can be implemented immediately.
Maintenance operations have not yet adopted productivity tools software has delivered to other business functions, which places Smart Field into a developing niche. This journey will be exciting and will evolve quickly

Our Team



Donatas Kairys Founder/President

Over twenty years of experience in custom software development, project management, and business operations.

> Back in 2017, our custom software business was approached by several potential customers who were looking for digital forms and offline data collection. The existing solutions in the market did not provide custom PDF filling capabilities. Existing enterprise software was too expensive to fit their needs and the cost could not be justified.



Lee Forkenbrock Co-Founder

Over 15 years in project and business management.



Jeremy Lee CTO

Twenty years in backend/server software development and management.

The Story of Smart Field CMMS

Demo of the product to potential clients



Field Asset Maintenance Solution/Field CMMS Presentation
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SmartFieldForms
Simplified Field Maintenance & Operations
By Donatas Kairys & Lee Forkenbrock

Clients

Smart Field CMMS is an active product with paying customers and annual contracts with local governments. We are also running beta testers in field service, forestry, and solar installation and maintenance industries. A portion of beta testers are expected to convert to annual allowing us to expand to new industries.

Traction To Date

Smart Field CMMS has several clients in the government sector. We are currently working with Naperville, the largest suburb of Chicago. Boone County Conservation District has also deployed our solution to manage their parks, trails, facilities, and safety equipment.

We also have clients in commercial space performing HVAC installation and maintenance, warehouse equipment maintenance, and the forestry industry.

The product

Smart Field CMMS offers a full-featured GIS-centric solution for field asset and field operations management. Smart Field CMMS is a Computerized Maintenance Management System with Asset Management, Work Order Management, and Preventive Maintenance solutions. The solution offers a digital form and checklist builder for inspections or audits and field data collection. The system has the ability to generate filled PDFs, which eliminates paper forms and allows customers to digitally transform manual processes.

Product website: https://www.smartfieldforms.com



Demo 11/16/20
SMARTFIELDFORMS SUPPORT
ASSETS
INSPECTIONS
ASSET LOCATIONS
ASSET TYPES
REPORTS
Calendar
Work Orders
Assets
Submissions
Forms
Users
My Companies
Settings
Map
Satellite


Fire Extinguisher - Front Entry
FE-1
Knoch Knolls Nature Center
Fire Extinguisher

Mobile Application

The mobile application is built applying offline first principles, allowing users to perform data collection and maintain assets in offline conditions and automatically sync the data when a connection becomes available. The mobile application manages a user's daily work and provides access to asset details and inspections.


My Company
Nov 14th, All Day
Inspect the fire extinguishers at the maintenance facility
Nov 16th - Nov 16th, All Day
Replace break pads
+ TASK
Add Inspections
Maintenance Facility
Section Name
Is HVAC system functioning correctly?
Main location
DETAILS
Back
Asset Details
Location
Subassets
Tasks
Work Orders

The Story of Smart Field CMMS

The idea was born in 2017. Version 1 of the platform was released at the end of 2018. Version 2 of the platform was released in February 2020. Field Asset management was released October 2020. The Smart Field Forms name is being rebranded to Smart Field CMMS to better represent the functionality it provides.

The idea

The original purpose of the application was to be able to create a digital form, associate a fillable PDF to it, and create a mobile application for field data collection. After the initial launch, we started acquiring free customers and hearing what they had to say about the software. From the feedback, we started drawing a roadmap and adding features most customers requested.

Market Research

Based on our initial research, we had identified our target markets. The markets had to meet the following criteria: paper-heavy, inspection heavy, and repetitive processes. We selected local governments, electrical co-ops, wind/solar industry, and manufacturing. We started digging deeper. After selecting key conferences, off we went.


SmartFieldForms
CREATE
Digital Forms
MANAGE
Departments
COLLECT
Mobile Data
CONNECT
IoT Devices
SYNC
Data Anywhere
SECURE
Data Storage
SmartIndustryGroup

TechAdvantage 2019 - Electrical Coops


SmartFieldForms



Windpower 2019



IAPD 2020 - Park Districts Conference

We also joined local government meetups and started building their profile.

After all the conferences and fun, we all sat down and started planning our next moves. The conferences verified our path and feature roadmap. We knew we were on the right track. We were drawing a lot of attention even with our feature set incomplete. We also brought augmented reality glasses from our development lab to the conference. The glasses brought large corporations to our booth. The companies were interested in data collection through glasses integrated with our software.

Hmm...

After we released several new features, we started realizing the shortcoming of our initial software design. Some of the features we needed would have been hard to add due to initial architectural decisions. At the end of August, there was a decision made to re-write our core components so we can more easily deploy the features we need and take advantage of the big demand we were seeing for our software.

V2

In February, 2020, we released V2 of our platform. With a new engine under the hood, the platform was now complete and ready for growth. V2 has new features such as workflows and task management to help control submission data flow and activities. With additional features like asset management, which is scheduled for release in Q3, we will be able to become the leader in our selected niches as a SaaS provider.

Top Niches

Local Governments - Local governments are our primary focus in the mean time. We are currently working with one of the largest Chicago Suburbs. We are running monthly webinars on digital transformation for local governments and we are getting more and more interest in our product. We primarily focus on Park Districts due to their nature and inspections. There are just over 2500 park districts in the Midwest. Most of them are looking for a solution to streamline daily inspections. All of the leads are easy to find and approach.

Wind/Solar Industry - $40Billion industry always looking for ways to improve their daily activities. Constant inspections must be performed to keep all assets running smoothly. The industry is very open minded for change and always ready to try new products. Going to conferences is the key to establishing our software as leader in this industry.

Field Service Industry - Field Service Industry is a fast growth industry currently valued at $4 Billion and expected to reach $10 Billion by 2026. Field Service Industry is open to new products with GIS features and competitive pricing.

Thanks for investing in us!